Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Grab Holdings Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G4124C109

(CUSIP Number)

December 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4124C109	Schedule 13G	Page 1 of 10

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 699,175,218
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 699,175,218

9	Aggregate Amount Beneficially Owned by Each Reporting Person 699,175,218
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.3%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons SVF GP (Jersey) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 699,175,218
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 699,175,218

9	Aggregate Amount Beneficially Owned by Each Reporting Person 699,175,218
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.3%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons SoftBank Vision Fund LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 699,175,218
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 699,175,218

9	Aggregate Amount Beneficially Owned by Each Reporting Person 699,175,218
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.3%
12	Type of Reporting Person PN

CUSIP No. G4124C109	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons SVF Holdings (UK) LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 699,175,218
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 699,175,218

9	Aggregate Amount Beneficially Owned by Each Reporting Person 699,175,218
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.3%
12	Type of Reporting Person PN

CUSIP No. G4124C109	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons SVF Investments (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 699,175,218
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 699,175,218

9	Aggregate Amount Beneficially Owned by Each Reporting Person 699,175,218
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.3%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 6 of 10

ITEM 1. (a)	Name of Issuer:

Grab Holdings Limited (the “Issuer”).

 (b) Address of Issuer’s Principal Executive Offices:

28 Sin Ming Lane, #01-143, Midview City, Singapore 573972.

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)

SVF GP (Jersey) Limited

SoftBank Vision Fund LP

SVF Holdings (UK) LLP

SVF Investments (UK) Limited

(b) Address or Principal Business Office:

The principal business address for each of SBIA UK, SVF Holdings (UK) LLP and SVF Investments (UK) Limited is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The principal business address for each of SVF GP (Jersey) Limited and SoftBank Vision Fund LP is Aztec Group House 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH.

(c) Citizenship of each Reporting Person is:

SBIA UK, SVF Holdings (UK) LLP and SVF Investments (UK) Limited are organized under the laws of England and Wales. SVF GP (Jersey) Limited and SoftBank Vision Fund LP are organized under the laws of Jersey.

(d) Title of Class of Securities:

Class A ordinary shares, par value $0.000001 per share (“Ordinary Shares”).

(e) CUSIP Number:

G4124C109

ITEM 3.

Not applicable.

CUSIP No. G4124C109	Schedule 13G	Page 7 of 10

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer based upon 3,618,207,772 Ordinary Shares outstanding as of December 6, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited	699,175,218	19.3%	0	699,175,218	0	699,175,218
SVF GP (Jersey) Limited	699,175,218	19.3%	0	699,175,218	0	699,175,218
SoftBank Vision Fund LP	699,175,218	19.3%	0	699,175,218	0	699,175,218
SVF Holdings (UK) LLP	699,175,218	19.3%	0	699,175,218	0	699,175,218
SVF Investments (UK) Limited	699,175,218	19.3%	0	699,175,218	0	699,175,218

SVF Investments (UK) Limited is the record holder of 699,175,218 Ordinary Shares.

SVF GP (Jersey) Limited is the general partner of Softbank Vision Fund LP, which is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Investments (UK) Limited. SBIA UK has been appointed by SVF GP (Jersey) Limited as the alternative investment fund manager (“AIFM”) of SoftBank Vision Fund LP. As AIFM, SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund LP’s investments.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. G4124C109	Schedule 13G	Page 8 of 10

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G4124C109	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2021

SB Investment Advisers (UK) Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SVF GP (Jersey) Limited

By:	/s/ Simon King
Name:	Simon King
Title:	Director

SoftBank Vision Fund LP
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SVF Holdings (UK) LLP
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SVF Investments (UK) Limited
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

CUSIP No. G4124C109	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.